Partial Cancellation of Stock Options Granted in 2005 and 2006

On September 12, 2006, Shinhan Financial Group (the “Group”) decided to cancel 5,700 shares of stock options granted in 2005 and 2006 through the resolution of its Board of Directors. Under the Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, Shinhan Financial Group can cancel previously granted stock options upon BOD approval if grantees choose to retire/leave the Group or cause the Group material damage either intentionally or by accident. With the cancellation, the total number of stock options outstanding decreased to 8,455,901 shares as of September 12, 2006. The followings are the details of the cancelled stock options.

<Cancellation of granted stock options>
Reason for cancellation: Grantees who resigned or retired voluntarily

Employees	Relations	Granted in 05	Granted in 06	Total

Lee, Ki Young and 2 Others	Employee	2,300	3,400	5,700

Note) 2 employees from Shinhan Bank and 1 employee from Shinhan Life Insurance